Schering AG: ongoing dynamic growth


Berlin, October 30. 2000; Schering AG (NYSE: SHR), Berlin, continues its record-breaking run. "Net sales rose a total of 25% year on year to approximately EUR3.4m; and earnings per share rose 30%," said Dr. Giuseppe Vita, Chairman of the Board of Executive Directors of Schering AG, in his speech to the Autumn Press Conference, presenting the figures for the first nine months.
Prof. Dr. Klaus Pohle, Vice-Chairman of the Board of Executive Directors and CFO told journalists: "Net income rose 27% to EUR269m. Given our strong growth
- above all in Therapeutics (+31%) and Diagnostics and Radiopharmaceuticals (+32%) - we can revise our estimate of sales growth for the full financial year to 23%. Net income will show a slightly higher rate of growth." Prof. Pohle was clearly satisfied with the nine-month figures: "Our outstanding performance in the USA, where sales rose 39%, and another excellent showing with of our top-selling product, Betaferon(R), are proof of our lasting energy and drive."
We continue making rapid progress in expansion of Schering AG in the USA. Nine-month sales amounted to EUR750m. Increased volumes accounted for growth of 18% and exchange rate movements for a further 18%. In Japan, sales grew 48% overall to EUR477m. Excluding acquisitions the increase was 26% with the strong yen accounting for an increase of 20%. In Latin America/Canada; Schering Group sales rose 29% to EUR345m with volumes expanding 11%. Sales in Europe amounted to EUR1.51bn - an increase of 14% over the same period last year.
The growth in sales in Fertility Control and Hormone Therapy amounted to 15%. Sales exceeded EUR1bn in the first nine months. Major contributions to the growth in sales came from Meliane(R), a very low-dose oral contraceptive whose sales increased 26%, and Climara(R), a hormone patch for the treatment of typical climacteric complaints whose sales saw an increase of 29%. Following approval of our oral contraceptive, Yasmin(R), in various European countries, the product, which contains the novel active ingredient, drospirenone, will be launched in Germany in November this year. Sales in the Therapeutics business area rose 31% year on year to EUR1.06bn. A decisive factor was the dynamic development of sales of Betaferon(R). Sales rose 33% to EUR440m; and our position at the front of the European market for multiple sclerosis preparations was again confirmed. We also recorded a high rate of growth with Fludara(R), our treatment for chronic lymphocytic leukemia whose sales rose 36%. Diagnostics and Radiopharmaceuticals recorded growth of 32%. Sales in the business area rose to EUR991 Millionen. The recently acquired companies, CIS and Diatide accounted for an increase in sales of 9%. Magnevist(R), our contrast medium for magnetic resonance imaging, exhibited strong growth of 26%. Global sales in the Dermatology business area rose 10% to EUR166m, half of which was due to price adjustments. Approval for the BLU-U(TM) Blue Light PDT Illuminator in the USA rounds off our Levulan(R) PDT photodynamic therapy system for the treatment of actinic keratosis. Distribution of the system commenced immediately in the United States.
Given we continue to benefit from the strength of the US dollar and the yen, we can revise our estimate of sales growth for the year 2000 to 23%. Net income will show a slightly higher rate of growth, as it did in the first nine months of the year. With substantial prelaunch marketing expenses for the introduction of new products in the USA, the increase in operating profit will remain lower than the growth in sales. There will be a considerable improvement in the financial result.

Berlin, October 30, 2000

Schering Aktiengesellschaft
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl				Hong Chow
Business and Financial Communication		Investor Relations
Tel.: 	030 - 468 152 96			Tel.: 	030 - 468 128 38
Fax:	030 - 468 166 46			Fax:	030 - 468 166 46
friedrich.vonheyl@schering.de			hong.chow@schering.de

________________________________________________________________________________

Schering AG and MediGene start clinical trial to treat human papilloma virus induced tumors

Berlin, Germany, October 30. 2000; Schering AG (NYSE: SHR), Berlin, and MediGene AG (NMarkt: MDG), Munich, announced today the start of a multicenter phase I/II clinical trial for MediGene's HPV16L1E7CVLP Vaccine to treat pre-cancerous lesions of the cervix (CIN) caused by human papilloma viruses (HPV).

"We are happy to initiate the first clinical trial with this promising vaccine," said Dr. Peter Heinrich, MediGene's CEO. "The present treatments available for pre-cancerous lesions are invasive and may cause disorders in following pregnan-cies. We hope the study will prove that MediGene's therapeutic vaccine offers a thorough treatment without serious side effects to women with pre-cancerous lesions who are at risk of developing cervical cancer."

"The unique advantage of the CVLPs is the combination of treatment and prophy-laxis in one product which also prevents re-infection of treated patients", comments Prof. Dr. Dr. h.c. Guenter Stock, member of the Board of Executive Directors of Schering AG. "This biotechnology based product is both a valuable addition to our female health program and an interesting new technology for our oncology research activities. The potential of the CVLP vaccine will be investi-gative for use in further projects."

Cervical carcinoma is the second most common cancer in women. Cervical cancer and pre-cancerous lesions of the cervix are associated with the "high risk" human papilloma virus. Despite extensive screening, there are more than 450,000 cases of cervical cancer and 350,000 annual deaths reported world-wide every year. About 1-4% of the female population have high grade cervical dysplasia. Common treatments for pre-cancerous lesions include cryo-/lasersurgery and conization.

MediGene's CVLP-technology is based on chimeric virus-like particles (CVLPs) built up by a HPV-L1E7 fusion-protein, which self-assembles into virus-like particles able to cause a pseudo-infection. The CVLPs stimulate the immune system both to prevent infections (prophylactic immunization) and to destroy HPV infected cells (therapeutic immunization).


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

MediGene AG - Novel Cures for Cardiac and Cancer Diseases

MediGene AG is a publicly noted German biopharmaceutical company which combines a broad technology platform with products in pre-clinical and clinical development. The company has built up core competence in cardiac and cancer diseases, two areas of high medical need and huge market potential. Visit our website: www.medigene.de

Berlin, Germany, October 30, 2000
Schering AG
Corporate Communication
For further information please contact:

Dr. Friedrich von Heyl
Business and Financial Communication
Phone:	+49 - 30 - 468 152 96
Fax:	+49 - 30 - 468 166 46
friedrich.vonheyl@schering.de

Frank Richtersmeier
Pharma Communication
Phone:	+49 - 30 - 468 176 61
Fax:	+49 - 30 - 468 167 10
frank.richtersmeier@schering.de

Christine Bohner
MediGene - Public Relations
Phone:	+49 - 89 - 89 56 32 16
Fax:	+49 - 89 - 89 56 32 20
christine.bohner@medigene.de

________________________________________________________________________________

Schering AG and Population Council:
Worldwide Agreement to Develop and Market MENT(TM) for HRT and Contraception

Berlin, Germany, and New York, October 30. 2000; The Population Council and Schering AG (NYSE: SHR) announced today they have concluded a licensing agreement under which Schering AG will investigate, develop, manufacture, and market worldwide the synthetic androgen, MENT(TM), in various delivery systems for hormone replacement therapies (HRT) and fertility control. Under the agreement a joint steering committee will guide development, manufacture, and marketing.
MENT(TM) (7a-methyl-19-nortestosterone) has been found to be more potent in early preclinical and clinical studies than the male hormone testosterone, in maintaining muscle mass, potency, and libido. In contrast to testosterone, MENT(TM) does not enlarge the prostate as much as testosterone does which may result in safer medical use. MENT(TM) can be delivered through the skin or with subdermal implants into the blood stream, avoiding metabolism by the liver and enabling sustained delivery with stable plasma levels.
Replacement of testosterone is currently indicated for males suffering from hypogonadism and this is achieved today with frequent intramuscular injections which can be painful and require sufferers to visit their medical practitioner regularly with associated costs and negative impact on quality of life. "Use of MENT(TM) in this indication either transdermally or as an implant which might last for a year or more would be a significant benefit for these patients," said Professor Guenter Stock, Member of the Board of Executive Directors of Schering AG.
In the future MENT(TM) may provide a useful supplement for falling testosterone levels in ageing men, possibly restoring vitality and protecting bones rather like the HRT available for women today. Another important use may be found in male fertility control where, in contrast to the experimental hormone techniques of today, no female hormones may be required and the use of a single hormone could be possible. In both these areas long-term increased safety which may stem from less effect on the prostate with MENT(TM) will also be of paramount importance.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

The Population Council is an international, nonprofit organization concerned with reproductive health, population and social policy issues around the world. The Council conducts biomedical, social science, and public health research and helps build research capacities in developing countries. Through its Center for Biomedical Research, the Council develops and tests innovative products that respond to the reproductive health needs of women and men.

Berlin, Germany, October 30, 2000
Schering AG
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl
Business and Financial Communication
Phone:	+49 - 30 - 468 152 96
Fax:	+49 - 30 - 468 166 46
friedrich.vonheyl@schering.de

Dr. Monika Klutz-Specht
Pharma Communication
Phone:	+49 - 30 - 468 154 35
Fax:	+49 - 30 - 468 167 10
monika.klutzspecht@schering.de

________________________________________________________________________________

Schering AG announces further spin-offs

Berlin, October 30. 2000; Schering AG (NYSE: SHR), Berlin, announced today the spin-off of the complete inhalation business of its subsidiary Leiras Oy, Fin-land. The name of the new company will be Focus Leiras Oy which will be sold to a group of investors. "By this spin-off we follow up on our strategy to focus our activities on specific markets," said Prof. Klaus Pohle, Vice Chairman of the Board of Executive Directors of Schering AG and CFO. He added that "Schering AG was amongst the first German companies to concentrate business activities on core competencies".
Leiras Oy was acquired by Schering AG in 1996 to consolidate its leadership in female healthcare. Focus Leiras Oy will be operational as of November 1st, 2000. Leiras Oy will keep a minority shareholding position in the new company. Schering AG will also spin-off its Biotech-subsidiary metaGen GmbH during the first quarter 2001. The company will be converted into a public limited company before its initial public offering late 2002.
metaGen was founded by Schering AG in 1996 and has built special expertise in functional genomics with a special focus in oncology. The company is currently headed by Prof. Andre Rosenthal, one of the leading German scientists in the field of genomics, who will continue to work with metaGen. Under his leadership metaGen has concentrated its efforts on certain types of tumors which are or will be important for Schering AG's oncology franchise, most notably, breast and prostate. "Since metaGen's assets and its integrated technology platform hold promise to be applicable to other indication areas too, we have decided to spin-off metaGen in order to capitalize on the company's expanded business activities," said Prof. Klaus Pohle. To achieve this goal, the amount of employees will be increased from currently 30 to approximately 120 in the coming 18 months. metaGen's future business model will include target discovery, target validation and predictive medicine. Schering AG is currently talking to a limited number of interested venture capital partners to attract external capital for metaGen's financial requirements in the coming two years.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diag-nostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors.
As a global player with innovative products Schering AG aims for leading positions in specific markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Berlin, October 30, 2000

Schering Aktiengesellschaft
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl				Hong Chow
Business and Financial Communication		Investor Relations
Tel.: 	030 - 468 152 96			Tel.: 	030 - 468 128 38
Fax:	030 - 468 166 46			Fax:	030 - 468 166 46
friedrich.vonheyl@schering.de			hong.chow@schering.de